Invesco ETFs 3500 Lacey Road, Suite 700 Downers Grove, IL 60515

August 26, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Seamus O’Brien

Re:	Invesco Exchange-Traded Self-Indexed Fund Trust

File Nos. 333-221046; 811-23304

Responses to Comments on Post-Effective Amendment No. 176

Dear Mr. O’Brien:

This letter responds to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), which you conveyed via telephone on August 6, 2024, regarding Post-Effective Amendment No. 176 to the registration statement (the “Amendment”) under the Securities Act of 1933, as amended, of Invesco Exchange-Traded Self-Indexed Fund Trust (the “Trust”), which is also Post-Effective Amendment No. 177 to the Trust’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”). The Amendment was filed with the SEC on June 21, 2024 to register one new series of the Trust: Invesco BulletShares 2034 Municipal Bond ETF (the “Fund”). For your convenience, your comments, as we understand them, are repeated below, with the Trust’s responses immediately following. We also acknowledge that where the Staff provides comments with respect to the disclosure in one location in the Amendment, such comment is applicable to all similar disclosures appearing elsewhere in the Amendment.

Where revised disclosure from the Amendment is included in a response, we have marked the new disclosure in bold below to show those changes. We also confirm that defined terms used below have the same meanings as in the Amendment. In addition, we acknowledge that certain portions of the Amendment are missing, incomplete or bracketed. We hereby confirm that all missing, incomplete or bracketed information in the Amendment will be updated, finalized and incorporated, and that all tables of contents will be refreshed, in a subsequent post-effective amendment. We also confirm that such amendment also will reflect all changes discussed in this letter.

1.	Comment:	Please provide a completed fee table and expense example for the Fund, as required by Item 3 of Form N-1A. Please also confirm that any fees associated with creation and redemption activity are not reflected in such fee table and example.

U.S. Securities and Exchange Commission

Mr. Seamus O’Brien

August 26, 2024

Response:	A completed fee table and expense example for the Fund are shown below. We confirm that the fee table and expense example do not reflect any fees associated with creation or redemption activity.

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.18%
Other Expenses(1)	None
Total Annual Fund Operating Expenses	0.18%
(1) “Other Expenses” are based on estimated amounts for the current fiscal year.

 Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. This example does not include brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years
$18	$58

2.	Comment:	In the “Principal Investment Strategies” section of the summary prospectus, please provide the number of Underlying Index constituents as of a recent date.

	Response:	We have updated the sentence disclosing the number of Underlying Index constituents as shown below:

As of ~~[ ]~~July 31, 2024, the Underlying Index was comprised of ~~[xxx]~~1,173 constituents.

*                *              *

We believe that this information responds to all of your comments. If you have any questions, please contact me at Anita.DeFrank@invesco.com or Mark Greer at MGreer@stradley.com.

Sincerely,

/s/ Anita De Frank
Anita De Frank

cc:	Adam Henkel, Esq.
Eric Purple, Esq.
Alan Goldberg, Esq.
Mark Greer, Esq.